SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                             FORM 8-A

         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                    CONTINENTAL AIRLINES, INC.
      (Exact Name of registrant as specified in its charter)

             Delaware                               74-2099724
(State of Incorporation or organization)            (IRS Employer
                                                Identification No.)

      1600 Smith Street, Dept. HQSEO
             Houston, Texas                         77002
(Address of principal executive offices)            (Zip Code)

      Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered

Series A Junior Participating             New York Stock Exchange
Preferred Stock Purchase Rights

       If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
[X]

       If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

      Securities Act registration statement file number to which this form relates:

      _______________ (if applicable)

      Securities to be registered pursuant to Section 12(g) of the Act:


                             None
                       (Title of Class)

Item 1.    Description of Securities To Be Registered.

       Effective November 20, 1998, the Board of Directors of Continental Airlines, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Class A Common Stock, par value $.01 per share (the "Class A Common Shares"), Class B Common Stock, par value $.01 per share (the "Class B Common Shares"), and Class D Common Stock, par value $.01 per share (the "Class D Common Shares" and together with the Class A Common Shares and the Class B Common Shares, the "Common Shares"), of the Company. The dividend is payable on December 2, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company, at a price of $200 per one one-thousandth of a Preferred Share (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

       Until the earlier of (i) the tenth day following a public announcement or public disclosure of facts indicating that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the total number of votes entitled to be cast generally by the holders of the Common Shares of the Company then outstanding, voting together as a single class (the "Voting Power"), or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with a copy of this Summary of Rights attached thereto.

       Certain "exempt persons" are excluded from the definition of Acquiring Person including: (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit plan, (v) Air Partners, L.P., a Texas limited partnership ("Air Partners"), and its Controlled Affiliates so long as (A) the general partner of Air Partners is either Newbridge Parent Corporation, a Delaware corporation ("Newbridge"), or a Controlled Affiliate of Newbridge (including, without limitation, Northwest Airlines Corporation, a Delaware corporation ("NWA")) or a Person who is an Exempt Person under clause (ix) below and
(B) a majority of the limited partnership interests of Air Partners are beneficially owned by NWA or a Controlled Affiliate of Newbridge (including, without limitation, NWA) or any Person who is an Exempt Person under clause (ix) below and (C)

(1) until the earlier of the sixth anniversary of the closing of the transactions contemplated by the Investment Agreement, dated as of January 25, 1998, as amended, among NWA, Newbridge, Air
Partners, the partners of Air Partners and certain of its affiliates (the "Investment Agreement") and the Purchase
Agreement dated as of March 2, 1998 among NWA, Newbridge, Barlow Investors III, LLC and the Guarantors that are signatory thereto, and such time as NWA and its affiliates cease to beneficially own voting securities representing at least 10% of the Fully Diluted Voting Power (as defined in the Rights Agreement) (the
"Governance Agreement Termination Time"), Air Partners does not acquire Beneficial Ownership of Common Shares other than as permitted by and in compliance with the terms of the Governance Agreement, dated as of January 25, 1998, as amended, among the Company, NWA and Newbridge, (the "Governance Agreement") or, (2) at or after the Governance Agreement Termination Time while any provision of the Supplemental Agreement, dated as of November 20, 1998, by and among the Company, NWA and Newbridge (the
"Supplemental Agreement"), remains in effect, Air Partners does not acquire any Common Shares other than in a transaction that is either (a) an Approved Purchase (as defined in the Rights Agreement), (b) otherwise approved by a majority of the "Independent Directors" (as defined in the Governance Agreement or the Supplemental Agreement as the case may be) or (c) a transaction that, if the Governance Agreement had been in effect, NWA or Newbridge would have been permitted to take under Section 1.01(a) thereof, (vi) NWA, Newbridge and any Controlled Affiliate of NWA or Newbridge (A) prior to the Governance Agreement Termination Time, so long as they do not take any action prohibited by the Governance Agreement, and (B) at or after the Governance Agreement Termination Time, so long as they do not take any action prohibited by the Supplemental Agreement;
provided, however, that in the case of either (A) or (B) in this clause (vi), no action taken by NWA, Newbridge or any Controlled Affiliate of either of them shall be a violation of clause (vi) of the definition of exempt person in the Rights Agreement until the Company shall have delivered to Newbridge notice of the violation and, if such violation is capable of being remedied, the Company's proposed remedy, in which case no violation shall have occurred for purposes of such clause (vi) unless the violation shall not have been remedied within 30 days following the Company's delivery to Newbridge of such notice, delivered in accordance with the Governance Agreement or the Supplemental Agreement (as the case may be), (vii) NWA, Newbridge and any Controlled Affiliate of NWA or Newbridge after the Governance Agreement Termination Time and while any provision of the Supplemental Agreement remains in effect so long as none of them acquires any Common Shares other than in a transaction that either (A) is an Approved Purchase, (B) is otherwise approved by a majority of the "Independent Directors" (as defined in the Governance Agreement or the Supplemental Agreement as the case may be), (C) results in the percentage of Fully Diluted Voting
Power of the Common Shares beneficially owned by NWA, Newbridge and their Controlled Affiliates not exceeding the highest percentage of Fully Diluted Voting Power of the Common Shares previously beneficially owned by them, including as "beneficially owned" for purposes of such calculation any Common Shares with respect to which NWA, Newbridge or their Controlled Affiliates have been granted a proxy pursuant to the Investment Agreement, or (D) a transaction that, if the Governance Agreement had been in effect, NWA or Newbridge would have been permitted to take under Section 1.01(a) thereof, (viii) David Bonderman, James Coulter or William S.
Price, III, or any Person with respect to which one or more of them (A) directly or indirectly controls at least 50.1% of the voting power, (B) directly or indirectly controls at least 50.1% of the equity, or (C) directly or indirectly controls in a manner substantially similar to the control that the general partner of Air Partners has over Air Partners pursuant to and as provided in the "Partnership Agreement" (as defined in the Investment Agreement), which Persons described in clause (C) shall include
1998 CAI Partners, L.P., a Texas limited partnership, under its partnership agreement and ownership structure in effect on the date hereof (the "B/C/P Group"), (ix) any Person who, as a result of a transfer of (or an agreement to transfer) Common Shares by NWA, Newbridge or any Controlled Affiliate of NWA or Newbridge (which, if made prior to the Governance Agreement Termination
Time, is made in accordance with the terms of the Governance Agreement or, if made on or after the Government Agreement Termination Time, is made in accordance with the terms of the Supplemental Agreement), becomes the beneficial owner of Common Shares representing 15% or more of the Voting Power of the Common Shares of the Company then outstanding; provided that such Person shall not have acquired Beneficial Ownership of Common Shares in addition to those acquired from Newbridge or its Controlled Affiliates other than with the affirmative vote of two-thirds of the members of the Board of Directors voting on the action (the "Required Board Vote"), and (x) any Person who, as a result of a transfer of (or an agreement to transfer) Common Shares by any member of the B/C/P Group at such time as Newbridge and its Controlled Affiliates beneficially own Common Shares representing less than 25% of the Voting Power of the Company, becomes the beneficial owner of Common Shares representing 15% or more of the Voting Power of the Company then outstanding; provided that if Newbridge and its Controlled Affiliates beneficially own Common Shares representing less than 25% of the Voting Power of the Company pursuant to a Government Order (as defined in the Investment Agreement), the Voting Power represented by the Common Shares transferred by all members of the B/C/P Group in accordance with clause (x) of the definition of exempt person in the Rights Agreement shall not exceed the greater of (i) the Voting Power represented at the time of such transfer of the Common Shares beneficially owned by the B/C/P Group as of the date of this Agreement (as adjusted for any dividends, subdivisions, combinations, recapitalizations or similar conversions, exchanges or transformations of shares) and (ii) the Voting Power that Newbridge and its Controlled Affiliates are permitted to beneficially own under the Government Order (except that this proviso shall not apply if Newbridge and its Controlled Affiliates beneficially own Common Shares representing less than 7.5% of the Voting Power of the Company); and provided further that such Person shall not have acquired Beneficial Ownership of

Common Shares in addition to those acquired from any member of the B/C/P Group other than with the Required Board Vote.

       The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

       The Rights are not exercisable until the Distribution Date. The Rights will expire on November 20, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

       The Exercise Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares (or shares having the same rights, powers and preferences as the Preferred Shares) at a price, or securities convertible into Preferred Shares (or shares having the same rights, powers and preferences as the Preferred Shares) with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

       The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, after the date of the Rights Agreement and prior to the Distribution Date.

       Preferred Shares purchasable upon exercise of the Rights will not be redeemable. The holders of Preferred Shares shall be entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, a quarterly dividend payment in an amount per share, subject to adjustment, equal to 1000 times the aggregate per share amount of all cash dividends, and 1000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in Common Shares, declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive an aggregate amount per share, subject to adjustment, equal to 1000 times the aggregate payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

       From and after the occurrence of an event described in
Section 11(a)(ii) of the Rights Agreement, if Rights are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate (as such terms are defined in the Rights Agreement) of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

       In the event that any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which Rights will thereafter be void), will thereafter have the right to receive, upon exercise thereof, that number of Class B Common Shares having a market value of two times the Exercise Price of the Right. If the Company does not have sufficient Class B Common Shares to satisfy such obligation to issue Class B Common Shares, or if the Board of Directors so elects, the Company shall make adequate provision to substitute for such Class B Common Shares, upon payment of the applicable Exercise Price, an amount of cash, a reduction in the Exercise Price, Preferred Shares or other equity or debt securities of the Company, or other assets equivalent in value to the Class B Common Shares issuable upon exercise of a Right; provided that, if the Company shall not have made adequate provision to deliver value within 30 days following the date a person becomes an Acquiring Person, the Company must deliver, upon exercise of a Right, but without requiring payment of the Exercise Price then in effect, Class B Common Shares (to the extent available) and cash equal in value to the difference between the value of the Class B Common Shares otherwise issuable upon the exercise of a Right and the Exercise Price then in effect. The Board of Directors may extend the 30-day period for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Class B Common Shares to permit the issuance of Class B Common Shares upon the exercise in full of the Rights.

       In the event that, at any time after a Person becomes an Acquiring Person, (i) the Company merges into any other Person,
(ii) any Person merges into the Company and all of the outstanding Common Shares do not remain outstanding after such merger, or (iii) the Company sells 50% or more of its consolidated assets or earning power, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Exercise Price, in lieu of Preferred Shares for which a Right is then exercisable, that number of shares of common stock of the acquiring corporation (including the Company as successor thereto or as the surviving corporation) which at the time of such transaction will have a market value of two times the Exercise Price of the Right.

       At any time after any Person becomes an Acquiring Person, and prior to the acquisition by any person or group of a majority of the Voting Power, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Class B Common Share per Right (subject to adjustment). The Company may, at its option, substitute Preferred Shares or common stock equivalents for Class B Common Shares, at the rate of one one-thousandth of a Preferred Share for each Class B Common Share (subject to adjustment). No fractional Class B Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Class B Common Shares on the last trading day prior to the date of exchange.

       With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share which may, at the election of the Company, be evidenced by depositary receipts) upon exercise of the Rights and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

       At any time prior to any person becoming an Acquiring Person, the Board of Directors, by the Required Board Vote, may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and subject to such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights (or upon such later date as the Board of Directors shall specify in the resolution approving such redemption), the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

       The terms of the Rights may be amended by the Board of Directors, by the Required Board Vote, without the consent of the holders of the Rights, except that from and after such time as any Person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights
(other than the Acquiring Person and its Affiliates and Associates).

       Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

       A copy of the Rights Agreement is available free of charge to holders of the Rights from the Company after receipt of a written request therefor. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.



Item 2.   Exhibits.
          ---------

          1.1 Rights Agreement, dated as of November 20, 1998, between Continental Airlines, Inc. and Harris Trust and Savings Bank, which includes: as Exhibit A thereto, the Certificate of Designation of Series A Junior Participating Preferred Stock; as Exhibit B thereto, the Form of Right Certificate; as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

          1.2  Certificate of Designation of Series A Junior
               Participating Preferred Stock, included as Exhibit
               A to Exhibit 1.1.

          1.3 Form of Right Certificate, included as Exhibit B to Exhibit 1.1.

          1.4 Summary of Rights to Purchase Preferred Shares, included as Exhibit C to Exhibit 1.1.

                           SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  November 20, 1998

                               CONTINENTAL AIRLINES, INC.


                               By: /s/ Jeffery A. Smisek
                                   ---------------------
                                  Name:  Jeffery A. Smisek
                                  Title: Executive Vice President,
                                        General Counsel and Secretary

                           EXHIBIT INDEX


Exhibit              Description
-------              -----------

1.1 Rights Agreement, dated as of November 20, 1998, between Continental Airlines, Inc. and Harris Trust and Savings Bank, which includes: as Exhibit A thereto, the Certificate of Designation of Series A Junior Participating Preferred Stock; as Exhibit B thereto, the Form of Right Certificate; as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

1.2  Certificate of Designation of Series A Junior Participating
     Preferred Stock, included as Exhibit A to Exhibit 1.1.

1.3  Form of Right Certificate, included as Exhibit B to Exhibit
     1.1.

1.4  Summary of Rights to Purchase Preferred Shares, included as
     Exhibit C to Exhibit 1.1.